FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For September 15, 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated September 15, 2015 – ARM Holdings plc Analyst and Investor Day 2015

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2015

ARM HOLDINGS PLC.

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

Item 1 EMBARGOED until 7:00am BST 15 September 2015

ARM HOLDINGS PLC ANALYST AND INVESTOR DAY 2015

CAMBRIDGE, UK, 15 September 2015—ARM Holdings plc announces that it will be hosting a morning of presentations for financial analysts and investors today in London.

The presentations will cover the following topics:

Topic	Presenter
Introduction	Stuart Chambers, Chairman
Investing for long-term growth	Simon Segars, Chief Executive Officer
Investing to accelerate market share gains	Pete Hutton, EVP and President of Product Development
Investing in IOT for new revenue streams	Mike Muller, Chief Technology Officer
Financial Update	Chris Kennedy, Chief Financial Officer
Q&A

The event will be held at “etc. venues”, 200 Aldersgate, London. Doors open at 9:30am BST with presentations starting at 10am BST.

There will be a live audio webcast from the company’s website at www.arm.com/ir commencing at 10am BST. Copies of the presentation and replay of the audio webcast will be available from the website by 5pm BST on 15 September 2015.

Current trading and the expected normalised operating expenses for the quarter are consistent with the outlook commentary included in our Q2 earnings announcement on 22 July 2015.

During the analyst and investor day, ARM will present the company’s investment strategy, with particular focus on:

•	Mobile Computing: ARM expects to continue to invest in future technologies for smart mobile devices;

•	Enterprise Infrastructure: ARM is increasing its investment in technologies for networking infrastructure and servers in order to achieve a higher market share than previously forecast;

•	Internet of Things: ARM is investing in complementary technologies that are expected to generate new revenue streams from emerging opportunities.

The investments announced today will result in additional revenues and operating costs. During the presentations, management will outline the expected scope of the investments, and the likely returns.

This phase of new investments is expected to be EPS accretive from 2017 onwards. The normalised operating expenses associated with this additional investment are mainly related to the hiring of more R&D engineers and technical marketing staff. These expenses will ramp through 2016, and are expected to grow to approximately £40 million (GBP) for full-year 2017, after which these expenses will grow more modestly. This investment is expected to add about $40 million (USD) of revenues in 2016, rising to approximately $200 million (USD) in 2020.

More details will be given during today’s presentations.

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy-efficient processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com

CONTACTS:

Sarah West	Ian Thornton/Phil Sparks
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800